

Permanent Capital Solutions for Investment Managers

999 18th Street, Suite 3000
Denver, Colorado 80202
T: (303) 357-4802
F: (303) 893-2902

535 Madison Avenue, 19th Floor
New York, New York 10022
T: (212) 688-2341
F: (212) 688-2343

www.highburyfinancial.com

Forward-Looking Statement

The following slide show was furnished to the Securities and Exchange Commission (SEC) as part of a Current Report on Form 8-K/A filed by Highbury Financial Inc. (Highbury) with the SEC on November 24, 2009.

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to Highbury's and Aston Asset Management LLC's (Aston) future financial or business performance, strategies and expectations. Forward-looking statements are typically identified by words or phrases such as "trend," "potential," "opportunity," "pipeline," "believe," "comfortable," "expect," "anticipate," "current," "intention," "estimate," "position," "assume," "outlook," "continue," "remain," "maintain," "sustain," "seek," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" and similar expressions.

Highbury cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and Highbury assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to factors previously disclosed in Highbury's SEC filings and those identified elsewhere in this press release, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies; (2) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in demand for products or services or in the value of assets under management; (3) terrorist activities and international hostilities, which may adversely affect the general economy, financial and capital markets, specific industries, and Highbury; (4) changing conditions in global financial markets generally and in the equity markets particularly, and decline or lack of sustained growth in these markets; (5) Highbury's business strategy and plans; (6) the introduction, withdrawal, success and timing of business initiatives and strategies; (7) the unfavorable resolution of legal proceedings and/or harm to Highbury's reputation; (8) fluctuations in customer demand; (9) management of rapid growth; (10) the impact of fund performance on redemptions; (11) changes in investors' preference of investing styles; (12) changes in or loss of sub-advisers; (13) the impact of increased competition; (14) the results of future financing efforts; (15) the impact of future acquisitions or divestitures; (16) the relative and absolute investment performance of Highbury's investment products; (17) investment advisory agreements subject to termination or non-renewal; (18) a substantial reduction in fees received from third parties; (19) Highbury's success in finding or consummating add-on acquisitions of investment management firms for Aston; (20) the ability to retain major clients; (21) the ability to attract and retain highly talented professionals; (22) significant limitations or failure of software applications; (23) expenses subject to significant fluctuations; (24) the impact, extent and timing of technological changes and the adequacy of intellectual property protection; (25) the impact of capital improvement projects; (26) the extent and timing of any share repurchases; (27) the impact of changes to tax legislation and, generally, the tax position of Highbury; and (28) expenses associated with the formation of the Special Committee and responding to initiatives of dissident stockholders.

Highbury's filings with the SEC, accessible on the SEC's website at http://www.sec.gov, discuss these factors in more detail and identify additional factors that can affect forward-looking statements.

Overview of Highbury Financial Inc.

- Publicly traded investment management holding company with $6.2 billion of AUM as of September 30, 2009

- Objective is to partner with dynamic, accomplished firms seeking long-term growth
  - Provide permanent capital solutions to owners of investment management firms
  - Diversify by asset class, investment style, distribution channel, client type and management team

- Access to proprietary mutual fund sales, marketing, operations, compliance, finance and administration resources of Aston Asset Management LLC
  - 17 wholesalers, over 400 selling agreements
  - Co-branded, sub-advised model

- Access to Berkshire Capital's proprietary deal flow, strategic guidance and extensive network of contacts throughout the U.S. and Europe

- On August 10, 2009, Highbury suspended its pursuit of material acquisitions unrelated to the business of Aston pending a review of strategic alternatives for Highbury by a special committee of the board of directors

Financial Highlights

(all data in millions, except per share amounts or as otherwise indicated)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2009	2008	2009
Operating Results				
Revenue	$9.6	$11.2	$28.6	$27.5
Net income attributable to Highbury Financial Inc.	0.6	0.9	2.2	2.0
EBITDA *	1.1	1.1	3.6	2.9
Cash Net Income attributable to Highbury Financial Inc. *	0.9	1.1	3.0	2.7
Average shares outstanding - diluted	9.1	12.1	9.2	10.1
Earnings per share - diluted	$0.07	$0.07	$0.24	$0.19
Cash Net Income per share - diluted *	0.10	0.09	0.33	0.27
Balance Sheet Data				
Cash and equivalents and investments	$10.8	$27.8	$10.8	$27.8
Total assets	48.6	59.3	48.6	59.3
Total liabilities	5.4	30.3	5.4	30.3
Highbury Financial Inc. stockholders' equity	42.4	29.0	42.4	29.0
Assets Under Management				
Total assets - EOP (in billions)	$4.5	$6.2	$4.5	$6.2
Mutual fund assets - BOP (in billions)	$4.7	$4.9	$5.0	$3.4
Net client inflows (outflows)	0.1	0.3	0.1	1.4
Market appreciation and other changes	(0.5)	0.8	(0.8)	1.2
Mutual fund assets - EOP	$4.3	$6.0	$4.3	$6.0
Separate account assets - EOP (in millions)	$159	$160	$159	$160

* Note: Definitions for these metrics are provided on pages 36-39.

Strong Core Shareholder Group

- Management Founders

    - 10 employees of Berkshire Capital, the leading merger and acquisition advisor to the investment management industry

    - Caledonia Investments plc, a UK investment trust controlled by the Cayzer family with market capitalization of US$1.6 billion as of September 30, 2009

- Major Investors
    - Fairview Capital Investment Management, LLC
    - Healey Development, LLC
    - North Star Investment Management Corp.
    - Peerless Systems Corporation
    - Pine River Capital Management L.P.
    - Second Curve Capital, LLC
    - Talon Asset Management, LLC
    - Woodbourne Partners, L.P.

Directors and Officers

	Background	Experience	Education
R. Bruce Cameron, CFA Chairman	President & Co-Founder, Berkshire	237 transactions, $10.7B value 26 yrs Berkshire, 31 yrs total	Harvard MBA Trinity BA
Richard S. Foote, CFA President, CEO & Director	Managing Director, Berkshire	30 transactions, $2.2B value 15 yrs Berkshire, 24 yrs total	Harvard BA
R. Bradley Forth, CFA EVP & CFO	Vice President, Berkshire	19 transactions, $1.9B value 8 yrs Berkshire, 8 yrs total	Duke BS & BA
Hoyt Ammidon Jr. Director	Advisory Director, Berkshire	15 yrs Berkshire, 42 yrs total	Yale BA
Kenneth C. Anderson, CPA Director	President, Aston Asset Management	16 yrs Aston (and predecessor) 39 yrs total	Loyola (Chicago) BBA
Stuart D. Bilton, CFA Director	Chairman & CEO, Aston Asset Management	16 yrs Aston (and predecessor) 39 yrs total	Wisconsin MS LSE BSc
Theodore M. Leary Jr. Director	President, Crosswater Realty Advisors	231 transactions, $7.8B value 4 yrs Crosswater, 34 yrs total	George Washington JD Harvard BA
Aidan J. Riordan Director	Partner, Calvert Street Capital Partners	Transactions with $1.3B value 6 yrs CSCP, 15 yrs total	Columbia MBA Pennsylvania BA
John D. Weil Director	President, Clayton Management Company	31 years Clayton 46 yrs total	Amherst BA

Experienced Team & Resources



Quality reputation and transaction track record	Wealth of industry relationships	Value-added proprietary resources
Public vehicle for permanent capital	SUCCESSFUL PARTNERSHIP	Capability and commitment
Focus on sustained growth and stability	Flexible structures	Sponsorship by Berkshire Capital partners and industry leaders

Business Strategy Highlights

- Acquire majority equity positions in investment management firms with significant growth potential

- Partner with superior management teams
  - Corporate divestitures
  - Management buyouts
  - Liquidity to unwind strategic joint ventures
  - Liquidity for departing individual partners
  - Diversification for founders and transition to next generation
  - Exit strategies for private equity funds

- Affiliates to operate independently
  - Highbury not active in day-to-day management
  - Retained ownership interest by affiliate management aligns interests with Highbury's shareholders

- Seek diversified affiliates to provide growth potential with reduced downside risk

Investment Management Firms Provide Attractive Economics to Owners


Upward Market Bias
Increasing Demand
Low Financial Capital Requirements
GROWING MARGINS AND ROI
High Cash Flow
High Intellectual Capital Requirements
High Operating Leverage

Variety of Target Types



Institutional Managers
Mutual Funds
High Net Worth
Real Estate
SUCCESSFUL BUSINESS COMBINATIONS
Turnkey Investment Management
Private Equity
Hedge Funds
Funds of Funds

Robust Deal Flow Within Investment Management Industry

Total Transaction Value ($B)



Number of Transactions



Source: Berkshire Capital Securities LLC

HFI HIGHBURY FINANCIAL INC.

10

Partnership Criteria



Management integrity, character and ethics

Shared goals, values and alignment of interests

Team and/or successors committed for 7 years or more

Sustainable revenue growth of 10% or more

Operating leverage from fixed cost base

Pre-tax profits of $5 - $40 million

Founder diversification
Partner buyout
MBO

SUCCESSFUL BUSINESS COMBINATION

Compelling Opportunity for Investment Managers

- Structuring flexibility to preserve current value and maximize potential
  - Highbury able to negotiate and execute transaction efficiently to minimize risk
  - No integration (unlike strategic sale)
  - No interference with day-to-day management

- Permanent capital solution
  - No future liquidity event or exit strategy required (unlike private equity sources)
  - Ongoing value creation for management through equity ownership
  - Equity recycling to next generation of management to ensure long-term stability and growth
  - Joint ownership by Highbury and management provides alignment of interests

- Ongoing strategic input from Highbury and Aston
  - Access to proprietary mutual fund sales, marketing, operations, compliance, finance and administrative resources (17 wholesalers, over 400 selling agreements)
  - Introductions to new business opportunities
  - Industry insights and professional relationships
  - Employee compensation, incentive, retention and succession structures
  - Marketing, distribution and competitive positioning strategies
  - Valuations

Overview of Revenue Sharing

- Revenues divided into operating allocation and owners' allocation

    - Operating allocation covers all expenses associated with the business; any residual income after expenses is additional compensation to the management team

    - Owners' allocation is distributed pro rata to the equity owners of the business

- Highbury acquires 51% - 80% of the owners' allocation

    - Balance of owners' allocation retained by management

    - Joint ownership provides for alignment of interests

- Preserve integrity and autonomy of affiliate franchise

    - Retain brand

    - Permanent delegation of full operating authority

    - Highbury approval required for limited set of major decisions

    - No integration with legacy investment process or distribution system

    - Contractual protections for all parties in operating agreement

    - Long-term, enforceable restrictive covenants in employment contracts and definitive transaction agreements

Key Drivers of Value

Organic Growth	$\longrightarrow$	YES
Operational Changes	$\longrightarrow$	NO
Financial Leverage		
Affiliates	$\longrightarrow$	NO
Holding Company	$\longrightarrow$	YES (limited)
P/E Expansion	$\longrightarrow$	YES
Diversified Group of Partners	$\longrightarrow$	YES

Strategy Provides Long-Term Value Creation for Shareholders



Summary

Unique Capital Source

- Permanent equity capital
- Flexible approach to transaction structuring
- Liquidity with retained equity upside
- Permanent full delegation of operations
- No integration with legacy infrastructure

Premier Shareholder Group

- Employees of Berkshire Capital - leading M&A advisor to investment management firms
- Caledonia Investments plc
- Long term fundamental investors

SUCCESSFUL PARTNERSHIP

Compelling Opportunity for Partner

- Eliminates need for future sale process
- Equity incentives for management
- Support and strategic input from Highbury
- Proprietary mutual fund distribution

Aston Funds Supplemental Information

Highlights of Aston Asset Management LLC

- $6.0 billion of mutual fund AUM and $160 million of separate account AUM as of September 30, 2009

- 14 funds opened since closing of acquisition
  - Aston/Optimum Large Cap Opportunity Fund (December 2006)
  - Aston/River Road Small Mid Cap Fund (March 2007)
  - Aston/Neptune International Fund (August 2007)
  - Aston/Resolution Global Equity Fund (August 2007)
  - Aston/ABN AMRO Global Real Estate Fund (August 2007)
  - Aston/SGA International Small-Mid Cap Fund (November 2007)
  - Aston/Barings International Fund (November 2007)
  - Aston/Montag & Caldwell Mid Cap Growth Fund (November 2007)
  - Aston/Cardinal Mid Cap Value Fund (November 2007)
  - Aston/ClariVest Mid Cap Growth Fund (November 2007)
  - Aston Dynamic Allocation Fund (January 2008)
  - Aston/M.D. Sass Enhanced Equity Income Fund (January 2008)
  - Aston/New Century Absolute Return ETF Fund (March 2008)
  - Aston/Lake Partners LASSO Alternatives Fund (April 2009)

- Nine funds closed or merged as a result of poor investment performance, portfolio manager turnover or for other reasons between closing of acquisition and September 30, 2009

Highlights of Aston Asset Management LLC

- Diversified, scalable operating platform
  - 17 sales and client service professionals
  - Over 400 selling agreements in place
  - 15 high quality sub-advisors; five with limited non-compete provisions as of September 30, 2009
  - Operations, administration and compliance

- Outstanding management team
  - Shared values of integrity, character and ethics
  - Track record of leading successful growth, internally and by acquisition
  - Distribution, management and operating experience complement Highbury management

Broad Array of High Quality Investment Products

- Diversified mix of mutual funds

- Funds managed by independent sub-advisors with unique investment styles

- 8 funds with overall Morningstar Ratings of 4 or 5 stars; 6 funds with 3 stars

- Approximately 79% of assets under management in funds with overall Morningstar Ratings of 4 or 5 stars

EQUITY FUNDS			
	Value	Blend	Growth
Large	★★★★		★★★★ ★★★★ ★★★★ ★★★ ★★★ ★★★
Medium	★★★★ ★★★	★★★★	
Small		★★★	★★★★ ★★★

FIXED INCOME FUNDS			
	Short	Intermediate	Long
High		★★★★	
Medium			
Low			

Source: Morningstar, as of September 30, 2009. For the graphic, star ratings are allocated according to each fund's equity or fixed income style designation not the category designation.

HFI HIGHBURY FINANCIAL INC.

Strong Relationship with Diversified Group of Sub-Advisors

- Open-architecture, sub-advised platform brings strategic relationships
  - Baring Asset Management
  - Cardinal Capital Management
  - Fortis Investment Management USA *
  - Lake Partners
  - M.D. Sass Investors Services
  - MFS Investment Management
  - Montag & Caldwell *
  - Neptune Investment Management
  - New Century Capital Management
  - Optimum Investment Advisors
  - River Road Asset Management *
  - Smart Portfolios
  - TAMRO Capital Partners *
  - Taplin, Canida & Habacht
  - Veredus Asset Management *

* Limited non-competes in the current product styles through November 30, 2011, subject to certain exceptions

Historical Mutual Fund Assets Under Management and Net Flows

Equity AUM ($bn)



Fixed Income AUM ($bn)



Equity Net Flows ($bn)



Fixed Income Net Flows ($bn)



Source: Strategic Insight and FRC for periods prior to 2007. Aston Asset Management LLC for periods beginning in 2007 and thereafter.
Note: Does not include separate account assets under management.

Diverse Growth Opportunities for Aston

- Internal growth of existing products
  - Market appreciation
  - Future net asset flows
  - 17 funds with less than $200 million in assets
    - Established investment performance track records
    - Capacity for new assets has potential to drive future growth

- Additional product lines
  - Expansion of separately managed account platform
  - Incubation and adoption of additional funds with existing and new sub-advisors

- Accretive add-on acquisitions

Diverse Family of Mutual Funds

Fund	Subadvisor	Morningstar Category	Morningstar Rating	Inception	AUM ($m) 9/30/09	% of Total AUM
EQUITY						
Montag & Caldwell Growth	Montag & Caldwell	Large Growth	★★★★	Nov 1994	2,483	41.1%
Aston/Optimum Mid Cap	Optimum Investment Advisors	Mid Blend	★★★★	Sep 1994	1,000	16.6%
Aston/TAMRO Small Cap	TAMRO Capital Partners	Small Blend	★★★★	Nov 2000	821	13.6%
Aston/River Road Small Cap Value	River Road Asset Management	Small Value	★★★	Jun 2005	503	8.3%
Aston Value	MFS Institutional Advisors	Large Value	★★★★	Jan 1993	231	3.8%
Aston/River Road Small Mid Cap	River Road Asset Management	Small Value	--	Mar 2007	216	3.6%
Aston Growth	Montag & Caldwell	Large Growth	★★★	Dec 1993	205	3.4%
Aston/River Road Dividend All Cap Value	River Road Asset Management	Mid Value	★★★★	Jun 2005	163	2.7%
Aston/Veredus Select Growth	Veredus Asset Management	Large Growth	★★★	Dec 2001	94	1.6%
Aston/Veredus Aggressive Growth	Veredus Asset Management	Small Growth	★★★	Jun 1998	54	0.9%
Aston Dynamic Allocation	Smart Portfolios	Conservative Allocation	--	Jan 2008	39	0.6%
Aston/Barings International	Baring Asset Management	Foreign Large Blend	--	Nov 2007	29	0.5%
Aston/Fortis Real Estate	Fortis Investment Management	Real Estate	★★★	Dec 1997	27	0.5%
Aston/M.D. Sass Enhanced Equity	M.D. Sass Investors Services	Long-Short	--	Jan 2008	21	0.4%
Aston/New Century Absolute Return ETF	New Century Capital Management	Moderate Allocation	--	Mar 2008	18	0.3%
Montag & Caldwell Balanced	Montag & Caldwell	Moderate Allocation	★★★★	Nov 1994	18	0.3%
Aston Balanced	Montag & Caldwell	Moderate Allocation	★★★	Sep 1995	17	0.3%
Aston/TAMRO Diversified Equity	TAMRO Capital Partners	Large Blend	★★★★	Nov 2000	11	0.2%
Aston/Neptune International	Neptune Investment Management	Foreign Large Growth	--	Aug 2007	11	0.2%
Aston/Optimum Large Cap Oppt.	Optimum Investment Advisors	Large Growth	--	Dec 2006	4	0.1%
Aston/Montag & Caldwell Mid Cap Growth	Montag & Caldwell	Mid Growth	--	Nov 2007	3	0.1%
Aston/Lake Partners LASSO Alternatives s	Lake Partners	Long-Short	--	Apr 2009	1	0.0%
Aston/Cardinal Mid Cap Value	Cardinal Capital Management	Mid Value	--	Nov 2007	1	0.0%
Total Equity					5,969	98.9%
FIXED INCOME						
Aston/TCH Fixed Income	Taplin Canida & Habacht	Int. Term Bond	★★★★	Dec 1993	67	1.1%
Total Fixed Income					67	1.1%
Total AUM					**$6,036**	**100.0%**

Source: Morningstar, as of September 30, 2009.

HFI HIGHBURY FINANCIAL INC.

Diverse Family of Mutual Funds

Fund	Subadvisor	Morningstar Category	Morningstar Rating	AUM ($m) 9/30/09	Annualized Total Returns		
					1-Year	3-Years	5-Years
EQUITY							
Montag & Caldwell Growth	Montag & Caldwell	Large Growth	★★★★	2,483	-3.3%	1.6%	3.4%
Aston/Optimum Mid Cap	Optimum Investment Advisors	Mid Blend	★★★★	1,000	4.3%	2.6%	5.8%
Aston/TAMRO Small Cap	TAMRO Capital Partners	Small Blend	★★★★	821	-5.8%	-1.7%	5.1%
Aston/River Road Small Cap Value	River Road Asset Management	Small Value	★★★	503	-7.6%	-4.8%	-
Aston Value	MFS Institutional Advisors	Large Value	★★★★	231	-7.5%	-4.4%	2.8%
Aston/River Road Small Mid Cap	River Road Asset Management	Small Value	--	216	-9.1%	-	-
Aston Growth	Montag & Caldwell	Large Growth	★★★	205	-2.6%	-4.1%	-0.3%
Aston/River Road Dividend All Cap Value	River Road Asset Management	Mid Value	★★★★	163	-9.7%	-4.5%	-
Aston/Veredus Select Growth	Veredus Asset Management	Large Growth	★★★	94	-4.6%	-3.1%	2.3%
Aston/Veredus Aggressive Growth	Veredus Asset Management	Small Growth	★★★	54	0.3%	-4.2%	-0.8%
Aston Dynamic Allocation	Smart Portfolios	Conservative Allocation	--	39	4.8%	-	-
Aston/Barings International	Baring Asset Management	Foreign Large Blend	--	29	-0.4%	-	-
Aston/Fortis Real Estate	Fortis Investment Management	Real Estate	★★★	27	-28.1%	-15.2%	0.0%
Aston/M.D. Sass Enhanced Equity	M.D. Sass Investors Services	Long-Short	--	21	1.5%	-	-
Aston/New Century Absolute Return ETF	New Century Capital Management	Moderate Allocation	--	18	-0.7%	-	-
Montag & Caldwell Balanced	Montag & Caldwell	Moderate Allocation	★★★★	18	2.6%	3.4%	3.9%
Aston Balanced	Montag & Caldwell	Moderate Allocation	★★★	17	4.4%	-0.5%	1.6%
Aston/TAMRO Diversified Equity	TAMRO Capital Partners	Large Blend	★★★★	11	-1.5%	-2.5%	2.8%
Aston/Neptune International	Neptune Investment Management	Foreign Large Growth	--	11	-3.3%	-	-
Aston/Optimum Large Cap Oppt.	Optimum Investment Advisors	Large Growth	--	4	-9.2%	-	-
Aston/Montag & Caldwell Mid Cap Growth	Montag & Caldwell	Mid Growth	--	3	-10.5%	-	-
Aston/Lake Partners LASSO Alternatives s	Lake Partners	Long-Short	--	1	-	-	-
Aston/Cardinal Mid Cap Value	Cardinal Capital Management	Mid Value	--	1	-8.2%	-	-
Total Equity				5,969			
FIXED INCOME							
Aston/TCH Fixed Income	Taplin Canida & Habacht	Int. Term Bond	★★★★	67	16.9%	6.8%	5.0%
Total Fixed Income				67			
Total AUM				**$6,036**			

Source: Morningstar, as of September 30, 2009.

Highbury Supplemental Information

Highbury Officers and Directors – R. Bruce Cameron, CFA

R. Bruce Cameron, CFA has been our chairman of the board since our inception. Mr. Cameron has been the president and chief executive officer of Berkshire Capital Securities LLC, or Berkshire Capital, a New York-based investment banking firm, since its formation in May 2004. Mr. Cameron co-founded Berkshire Capital Corporation, the predecessor firm to Berkshire Capital, in 1983 as the first independent investment bank covering the financial services industry, with a focus on investment management and capital markets firms. Mr. Cameron and his partners have advised on 237 mergers and acquisitions of financial services companies, including high net worth managers, institutional investment managers, mutual fund managers, real estate managers, brokerage firms, investment banks and capital markets firms with aggregate client assets under management of nearly $520 billion and aggregate transaction value of nearly $10.7 billion. Mr. Cameron is the managing member of Broad Hollow LLC, an entity formed for the purpose of facilitating the investments in us made by our founding shareholders, which owns 1,001,250 shares of our common stock. Prior to forming Berkshire Capital Corporation, Mr. Cameron was an associate director of Paine Webber Group Inc.'s Strategic Planning Group from 1981 through 1983. Mr. Cameron began his career at Prudential Insurance Company from 1978 through 1980, working first in the Comptroller's Department and then in the Planning & Coordination Group. Mr. Cameron was graduated from Trinity College, where he received a B.A. in Economics, and from Harvard Business School, where he received an M.B.A. Mr. Cameron also attended the London School of Economics. Mr. Cameron is a CFA charterholder and is the treasurer of the New York Society of Security Analysts. Mr. Cameron is a director of White Oak Capital Corporation, a middle-market lending organization that is in formation. Mr. Cameron is a Fellow of the Life Management Institute. He is also a past trustee of the Securities Industry Institute.

Highbury Officers and Directors – Richard S. Foote, CFA

Richard S. Foote, CFA has been our president and chief executive officer and a member of our board of directors since our inception. Mr. Foote has been a managing director of Berkshire Capital since its formation in May 2004 and a managing director, principal and vice president of Berkshire Capital Corporation, the predecessor firm to Berkshire Capital, since 1994. Since 1994, Mr. Foote has advised on 30 completed mergers and acquisitions of financial services companies, including high net worth managers, institutional investment managers, mutual fund managers, real estate managers, brokerage firms, investment banks and capital markets firms with aggregate client assets under management of approximately $131 billion and aggregate transaction value of approximately $2.2 billion. Mr. Foote is a director of Berkshire Capital and serves on its compensation committee, commitment committee and technology committee. From 1991 through 1994, Mr. Foote was a co-founder and partner of Knightsbridge Capital Partners, a partnership engaged in investment banking and merchant banking activities. From 1985 to 1991, Mr. Foote was a vice president, an associate, and an analyst in the investment banking division of PaineWebber Incorporated, primarily working on mergers, acquisitions and the issuance of equity and debt securities. Mr. Foote was graduated from Harvard College, cum laude, in 1985 with an A.B. in Economics. Mr. Foote is a CFA charterholder and a member of the CFA Institute, the New York Society of Security Analysts, the Pension Real Estate Association and the National Council of Real Estate Investment Fiduciaries.

Highbury Officers and Directors – R. Bradley Forth, CFA

R. Bradley Forth, CFA has been our executive vice president, chief financial officer and secretary since our inception. Mr. Forth has been a vice president and an associate at Berkshire Capital since its formation in May 2004 and an associate and an analyst at Berkshire Capital Corporation, the predecessor firm to Berkshire Capital since 2001. Mr. Forth has advised on 19 mergers and acquisitions of financial services companies with aggregate transaction value of approximately $1.3 billion. He was graduated from Duke University in 2001 with a B.S. in Economics and a B.A. in Chemistry. Mr. Forth is a CFA charterholder and a member of the CFA Institute and the New York Society of Security Analysts.

Highbury Officers and Directors – Hoyt Ammidon Jr.

Hoyt Ammidon Jr. has been a member of our board of directors since December 2008 and the lead independent director since April 2009. Mr. Ammidon has been an Advisory Director for Berkshire Capital since 2004. Prior to this role, he served as a Managing Director at Berkshire Capital and its predecessor from 1994 to 2004. Mr. Ammidon was previously at Cazenove Incorporated, where he was President of its U.S. brokerage and investment banking subsidiary from 1988 to 1993. He was also formerly the Managing Director of Chase Investment Bank's Merger and Acquisition Division from 1985 to 1987, and Senior Vice President in E.F. Hutton Company's Corporate Finance Department from 1977 to 1985. Mr. Ammidon began his career in corporate finance at Morgan Stanley & Co. from 1963 to 1976 and worked in Paris for three years for Morgan & Cie. International from 1972 to 1975. He is a former director of Tetra Technologies, Inc., Balchem Corporation and W. H. Smith Group (USA). He has also served as a member of the Securities Industry Association's International Committee. Mr. Ammidon earned a BA in history from Yale University in 1959 and then served as a captain and aviator in the United States Marine Corps from 1959 to 1963.

Highbury Officers and Directors – Kenneth C. Anderson, CPA

Kenneth C. Anderson, CPA has been a member of our Board since August 2009. Mr. Anderson has served as President of Aston since December 2006. Mr. Anderson was associated with AAAM and its predecessors and/or affiliates since 1993. From 2001 until 2006, Mr. Anderson was the President and CEO of the fund business and Executive Vice President and Director of Mutual Funds for AAAM. In addition, he was the Chairman of the Product Management Committee for AAAM. Mr. Anderson served on the boards of Veredus Asset Management, TAMRO Capital Partners, and ABN AMRO Investment Trust Company, subsidiaries of AAAM. He is a member of the Investment Company Institute's Sales Force Committees and a past Chairman of the Board of Governors for the Mutual Fund Education Alliance from 2004 to 2005. From 1987 until 1993, Mr. Anderson specialized in the Financial Services Practice at KPMG LLP. He received a B.B.A. in Accounting from Loyola University of Chicago.

Highbury Officers and Directors – Stuart D. Bilton, CFA

Stuart D. Bilton, CFA has been a member of our Board since August 2009. Mr. Bilton has served as Chairman and Chief Executive Officer of Aston since November 2006. Mr. Bilton was associated with ABN AMRO Asset Management, or AAAM, and its predecessors and/or affiliates since 1972. He served as President and Chief Executive Officer of ABN AMRO Asset Management Holdings, Inc. from 2001 to 2003 and as its Vice Chairman from 2004 to 2006. Prior to its acquisition by ABN AMRO, Mr. Bilton was President and Chief Executive Officer of Alleghany Asset Management, the parent company of Blairlogie Capital Management, Chicago Capital Management, Chicago Deferred Exchange Corporation, The Chicago Trust Company, Montag & Caldwell, TAMRO Capital Partners and Veredus Asset Management. He is the Chairman of the Aston Funds and is a Director of Baldwin & Lyons, Inc. He earned a B.Sc.(Econ) degree from the London School of Economics in 1967 and an M.S. degree from the University of Wisconsin in 1970.

Highbury Officers and Directors – Theodore M. Leary Jr.

Theodore M. Leary Jr. has been a member of our board of directors since April 2009. Mr. Leary is the President of Crosswater Realty Advisors LLC, a real estate advisory firm he founded in 2005. Prior to founding Crosswater, Mr. Leary served for 22 years in a variety of roles as a Principal of Lowe Enterprises, a diversified real estate company. He was the President of Lowe Enterprises Investment Management, LLC ("LEIM"), the institutional advisory arm of Lowe Enterprises, from 1990 to 2004 and the Chairman from 2004 to 2005. Mr. Leary worked for the Victor Palmieri Company from 1975 to 1982. Before entering the real estate business, Mr. Leary worked in the United States Senate as the chief of staff to U.S. Senator Abraham Ribicoff. Mr. Leary is a graduate of Harvard College and George Washington University Law School.

Highbury Officers and Directors – Aidan J. Riordan

Aidan J. Riordan has been a member of our board of directors since May 2007. Since 2003, Mr. Riordan has been a partner at Calvert Street Capital Partners, Inc. ("CSCP"), a Baltimore-based private equity investment firm focused on middle-market manufacturing and service companies. Previously, he was an associate with Castle Harlan, Inc., a New York-based middle-market private equity partnership from 2000 to 2003. Mr. Riordan also served as an associate for Berkshire Capital Corporation, the predecessor firm to Berkshire Capital, from 1994 to 1998. He holds a B.A. in Economics from the University of Pennsylvania and a M.B.A. in Finance from Columbia Business School. Mr. Riordan currently serves on the boards of directors for two CSCP portfolio companies, Universal Millennium, a printing and graphics services company, and ADAPCO, a distributor of specialty chemicals and equipment.

Highbury Officers and Directors – John D. Weil

John D. Weil has been a member of our board of directors since August 2009. Mr. Weil currently serves as President of Clayton Management Company, an investment company, and has served in this capacity since 1978. Mr. Weil has also served as a trustee of Washington University in St. Louis since 2004 and has served as President of the governing board of the St. Louis Art Museum since 2008. Mr. Weil has served as a member of the Board of Directors of PICO Holdings, Inc. since 1996 and as Lead Director from May 2007 until he was elected Chairman in February 2008. Mr. Weil has also served as a member of the board of directors of Allied Health Products, Inc. and Baldwin & Lyons, Inc. since 1997.

Disclosure – Adjusted EBITDA

As supplemental information, we provide information regarding Adjusted EBITDA, a non-GAAP liquidity measure. This measure is provided in addition to, but not as a substitute for, cash flow from operations. Adjusted EBITDA means the sum of (a) net income determined in accordance with GAAP, plus (b) amortization of intangible assets, plus (c) interest expense, plus (d) depreciation, plus (e) other non-cash expenses, plus (f) income tax expense. This definition of Adjusted EBITDA is consistent with the definition of EBITDA used in our credit facility. Adjusted EBITDA, as calculated by us, may not be consistent with computations of Adjusted EBITDA by other companies. As a measure of liquidity, we believe that Adjusted EBITDA is useful as an indicator of our ability to service debt, make new investments and meet working capital requirements. We provide this non-GAAP measure because our management uses this information when analyzing the Company's financial position. The following table provides a reconciliation of net income to Adjusted EBITDA.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	**2009**	**2008**	**2009**
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Income attributable to Highbury Financial Inc.	$ 641,004	$ 851,580	$ 2,166,164	$ 1,967,392
Provision for income taxes	412,740	207,420	1,318,133	833,642
Interest expense	-	-	-	-
Impairment of intangibles	-	-	-	-
Depreciation and other amortization	45,998	46,339	141,054	138,181
Other non-cash expenses	-	-	-	-
Adjusted EBITDA	$ 1,099,742	$ 1,105,339	$ 3,625,351	$ 2,939,215

Disclosure – Cash Net Income

As supplemental information, we provide a non-GAAP performance measure that we refer to as Cash Net Income. This measure is provided in addition to, but not as a substitute for, GAAP net income. Cash net income means the sum of (a) net income determined in accordance with GAAP, plus (b) amortization of intangible assets, plus (c) deferred taxes related to intangible assets, plus (d) affiliate depreciation, plus (e) other non-cash expenses. We consider Cash Net Income an important measure of our financial performance, as we believe it best represents operating performance before non-cash expenses relating to the acquisition of our interest in our affiliated investment management firm. Cash Net Income is not a measure of financial performance under GAAP and, as calculated by us, may not be consistent with computations of Cash Net Income by other companies. Cash Net Income is used by our management and board of directors as a performance benchmark.

Since our acquired assets do not generally depreciate or require replacement by us, and since they generate deferred tax expenses that are unlikely to reverse, we add back these non-cash expenses to Net Income to measure operating performance. We will add back amortization attributable to acquired client relationships because this expense does not correspond to the changes in value of these assets, which do not diminish predictably over time. The portion of deferred taxes generally attributable to intangible assets (including goodwill) that we do not amortize but which generates tax deductions is added back, because these accruals would be used only in the event of a future sale of Aston or an impairment charge. We will add back the portion of consolidated depreciation expense incurred by Aston because under Aston's operating agreement we are not required to replenish these depreciating assets. We also add back expenses that we incur for financial reporting purposes for which there is no corresponding cash expense because such expenses cause our Net Income to be understated relative to our ability to generate cash flow to service debt, if any, finance accretive acquisitions, and repurchase securities, if appropriate.

Disclosure – Cash Net Income

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2008	2009	2008	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Income attributable to Highbury Financial Inc.	$ 641,004	$ 851,580	$ 2,166,164	$ 1,967,392
Intangible-related deferred taxes	233,263	210,215	699,788	630,643
Other non-cash expenses	-	-	-	-
Impairment of intangibles	-	-	-	-
Affiliate depreciation	45,998	46,339	141,054	138,181
Cash net income attributable to Highbury Financial Inc.	$ 920,265	$ 1,108,134	$ 3,007,006	$ 2,736,216
Preferred dividends	-	(127,174)	-	(127,174)
Cash net income attributable to common stockholders	$ 920,265	$ 980,960	$ 3,007,006	$ 2,609,042
Weighted average share outstanding, basic	9,126,628	9,378,117	9,170,068	9,196,216
Series B Preferred Stock	-	2,601,563	-	885,638
Dilutive effect of warrants*	-	95,111	-	32,378
Weighted average shares outstanding, diluted	9,126,628	12,074,791	9,170,068	10,114,232
Weighted average stock price	$ 3.28	$ 4.65	$ 3.26	$ 3.30

* Reflects dilutive effect of warrants outstanding with a $5.00 exercise price, using the treasury stock method and based on the daily closing stock prices for the periods.

Disclosure – Cash Net Income Per Share

Cash Net Income per share represents Cash Net Income divided by the diluted average shares outstanding. In this calculation, the potential share issuance in connection with our warrants is measured using a treasury stock method. Under this method, only the net number of shares of common stock equal to the value of the warrants in excess of the exercise price, if any, is deemed to be outstanding. We believe the inclusion of net shares under a treasury stock method best reflects the benefit of the increase in available capital resources (which could be used to repurchase shares of common stock) that occurs when these securities are exercised. This method does not take into account any increase or decrease in our cost of capital in an assumed exercise.

Disclosure

Source of data on pages 20, 24 and 25 is Morningstar, Inc. Past performance is no guarantee of future results. For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive five stars, the next 22.5% receive four stars, the next 35% receive three stars, the next 22.5% receive two stars and the bottom 10% receive one star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) The Overall Morningstar Rating for a fund is derived from a weighted-average of the performance figures associated with its 3-, 5-and 10-year (if applicable) Morningstar Rating metrics.

Additional Information and Where You Can Find It

Additional information relating to Highbury's director nominees and its 2009 annual meeting is included in the Preliminary Proxy Statement filed with the SEC and will be included in Highbury's definitive proxy statement when it becomes available. INVESTORS AND SECURITY HOLDERS OF HIGHBURY ARE STRONGLY URGED TO READ THE PRELIMINARY PROXY STATEMENT, THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HIGHBURY AND THE 2009 ANNUAL MEETING. The Preliminary Proxy Statement, the definitive proxy statement (when it becomes available) and any other documents filed by Highbury with the SEC may be obtained free of charge at the SEC's web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Commission by Highbury on the "Investor Information" pages of Highbury's website at http://www.highburyfinancial.com, or by contacting Richard S. Foote at (212) 688-2341. Investors and security holders should read the proxy statement and the other relevant materials when they become available before making any voting or other decision with respect to the 2009 annual meeting.

Participants in the Solicitation

Highbury and its directors and executive officers may, under SEC rules, be deemed to be participants in the solicitation of proxies from Highbury's stockholders in connection with the 2009 annual meeting of stockholders. Additional information concerning Highbury's directors and executives officers, including information regarding Highbury's directors' and officers' beneficial ownership of Highbury common stock and preferred stock, is included in the Preliminary Proxy Statement filed with the SEC and will be included in the definitive proxy statement when it becomes available. Each of these documents is, or will be, available free of charge at the SEC's web site at http://www.sec.gov and at Highbury's website at http://www.highburyfinancial.com, or by contacting Richard S. Foote at (212) 668-2341.

HFI HIGHBURY FINANCIAL INC.



Permanent Capital Solutions for Investment Managers

R. Bruce Cameron, CFA	Richard S. Foote, CFA	R. Bradley Forth, CFA
T: (212) 688-2349	T: (212) 688-2341	T: (303) 357-4802
F: (212) 688-2343	F: (212) 688-2343	F: (303) 893-2902
bcameron@highburyfinancial.com	rfoote@highburyfinancial.com	bforth@highburyfinancial.com